August 7, 2009

Via U.S. Mail and Facsimile

Learned J. Hand
Chief Executive and Financial Officer
Wellstone Filters, Inc.
300 Market Street, Suite 130-13
Chapel Hill, North Carolina 27516

> RE: Wellstone Filters, Inc.
>   Form 10-KSB for the fiscal year ended December 31, 2007
>
> **File No. 000-28161**

Dear Mr. Hand:

　　We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> Joe Foti
> Senior Assistant Chief Accountant

Via facsimile: Learned J. Hand, Chief Executive and Financial Officer